SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)*


                              Immersion Corporation
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                                (Name of Issuer)


                         Common Stock ($0.001 Par Value)
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                         (Title of Class of Securities)


                                    452521107
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                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.452521107                  13G                        Page 2 of 5 Pages

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1. NAME OF REPORTING PERSONS    Cybernet Systems Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        43-0924383
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           766,110(1)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         766,110(1)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        766,110(1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        3.7%(2)
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12. TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 454,608 shares of Common Stock owned by Cybernet Systems Corporation as of December 31, 2003, and warrants pursuant to which Cybernet Systems Corporation has the right to acquire, as of such date, an additional 311,502 shares of Common Stock.

(2) Based on 20,609,211 shares of Common Stock outstanding as of November 6, 2003, as set forth in the issuer's Report on Form 10-Q for the quarter ended September 30, 2003, as filed with the Securities and Exchange Commission, and warrants an additional 311,502 shares of Common Stock.

CUSIP No.452521107                  13G                        Page 3 of 5 Pages

This is the Fourth Amendment to Schedule 13G originally filed by Cybernet Systems Corporation with the Securities and Exchange Commission on April 4, 2000, as amended by the First Amendment to Schedule 13G filed on February 28, 2001, the Second Amendment to Schedule 13G filed on February 19, 2002, and the Third Amendment to Schedule 13G filed on February 14, 2003.


Item 1(a).  Name of Issuer:

            Immersion Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            801 Fox Lane
            San Jose, California  95131

Item 2(a).  Name of Person Filing:

            Cybernet Systems Corporation

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            727 Airport Blvd.
            Ann Arbor, Michigan  48108

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:

            Common Stock ($0.001 par value)

Item 2(e).  CUSIP Number:

            452521107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               [X] Not Applicable.

     (a)       [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.452521107                  13G                        Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

          766,110(1)

     (b) Percent of class:

          3.7%(2)

     (c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                766,110(1)

          (ii)  Shared power to vote or to direct the vote:

                -0-

          (iii) Sole power to dispose or to direct the disposition of:

                766,110(1)

          (iv)  Shared power to dispose or to direct the disposition of:

                -0-



Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable


Item 8.  Identification  and  Classification  of Members of the Group.

Not Applicable


Item 9.  Notice of Dissolution of Group.

Not Applicable

(1) Includes 454,608 shares of Common Stock owned by Cybernet Systems Corporation as of December 31, 2003, and warrants pursuant to which Cybernet Systems Corporation has the right to acquire, as of such date, an additional 311,502 shares of Common Stock.

(2) Based on 20,609,211 shares of Common Stock outstanding as of November 6, 2003, as set forth in the issuer's Report on Form 10-Q for the quarter ended September 30, 2003, as filed with the Securities and Exchange Commission, and warrants an additional 311,502 shares of Common Stock.

CUSIP No.452521107                  13G                        Page 5 of 5 Pages


Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  February 16, 2004



                                        Company Name(s):

                                        CYBERNET SYSTEMS CORPORATION


                                        By:  /s/ Charles J. Jacobus
                                           -------------------------------------
                                        Name:  Charles J. Jacobus
                                        Title: President